13


                           ORCKIT COMMUNICATIONS LTD.


              NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the "Meeting") of Orckit Communications Ltd. (the "Company" or "Orckit") will be held on Thursday, July 3, 2008 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purposes:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) election of Yair Shamir, Moshe Nir and Amiram Levinberg as outside directors;

         (3) approval of compensation to our independent directors;

         (4) approval of the grant to Eric Paneth and Izhak Tamir of share options with vesting contingent upon the Company's generating significant revenues or undergoing a "Change of Control";

         (5) to approve Eric Paneth to serve as both our Chairman of the Board and Chief Executive Officer for a period of up to three years;

         (6) reappointment of Kesselman & Kesselman as our independent auditors; and

         (7) consideration of our audited financial statements for the year ended December 31, 2007.

Shareholders of record at the close of business on June 3, 2008 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.


Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                By Order of the Board of Directors,

                                Eric Paneth
                                Chairman of the Board of Directors
                                and Chief Executive Officer

                                Izhak Tamir
                                President

Dated:  May 29, 2008

                           ORCKIT COMMUNICATIONS LTD.
                             126 Yigal Allon Street
                                Tel Aviv, Israel



                                 PROXY STATEMENT



         This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Ordinary Shares"), of Orckit Communications Ltd. (the "Company" or "Orckit") in connection with the solicitation by the Board of Directors of proxies for use at the 2008 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 3, 2008 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

         The agenda of the Annual General Meeting will be as follows:

         (1) election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

         (2) election of Yair Shamir, Moshe Nir and Amiram Levinberg as outside directors;

         (3) approval of compensation to our independent directors;

         (4) approval of the grant to Eric Paneth and Izhak Tamir of share options with vesting contingent upon the Company's generating significant revenues or undergoing a "Change of Control";

         (5) to approve Eric Paneth to serve as both our Chairman of the Board and Chief Executive Officer for a period of up to three years;

         (6) reappointment of Kesselman & Kesselman as our independent auditors; and

         (7) consideration of our audited financial statements for the year ended December 31, 2007.


         The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 3, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 11, 2008 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

            As of May 26, 2008, 16,382,376 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

           The following table sets forth, as of May 26, 2008, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same.

Identity of Person or Group                                           Ordinary Shares Owned      Percent of Class
---------------------------                                           ---------------------      ----------------

Eric Paneth (1)                                                                1,679,267                10.0%
Izhak Tamir (2)                                                                1,679,267                10.0%
David J. Greene and Company, LLC (3)                                           1,195,252                 7.3%
All directors and executive officers as a group                                3,848,611                21.6%
(12 persons) (4)

(1)(2) Includes, in the case of each of Messrs. Tamir and Paneth, 480,000 Ordinary Shares issuable upon the exercise of options that are currently vested or vest within 60 days following May 26, 2008. This figure also includes, in the case of each of Messrs. Tamir and Paneth, 420,000 Ordinary Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006. Under each such contract, 420,000 Ordinary Shares were pledged to Credit Suisse as collateral.
(3) Based on a Schedule 13G of David J. Greene and Company, LLC filed on February 8, 2007 with the Securities and Exchange
         Commission.
(4) Includes 1,432,477 Ordinary Shares which may be purchased pursuant to options exercisable within 60 days following May 26, 2008, but excludes Ordinary Shares issuable upon the exercise of options that may be issued in the future in exchange for stock options of our Corrigent subsidiary held by our officers (other than Eric Paneth or Izhak Tamir).

                      AGENDA OF THE ANNUAL GENERAL MEETING



Item 1 - Election of Directors

         At the Meeting, the shareholders will be asked to re-elect each of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil to our Board of Directors to serve until the next Annual General Meeting or his earlier resignation or removal. Messrs. Arkin and Motil are "independent directors" as defined by the Nasdaq rules.

         The shareholders will also be asked to elect Moshe Nir, Yair Shamir and Amiram Levinberg as "outside directors", as defined by the Israeli Companies Law, 5759-1999 (the "Companies Law"). See Item 2 below. Our outside directors also qualify as independent directors under Nasdaq rules.

         These nominees have been approved by our audit committee, acting as our nominating committee, in accordance with Nasdaq rules. Please see Item 3 below for the compensation we propose to pay to the nominees for independent director.

         A brief biography of each nominee is set forth below:

         Eric Paneth has been Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Since January 2000, Mr. Paneth has been a director of Tikcro Technologies Ltd. ("Tikcro"). Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

         Izhak Tamir has been President and a Director of Orckit since its founding in 1990. He has served as Chairman of the Board of Corrigent Systems since 2001 and as Chief Executive Officer of Corrigent Systems since May 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro since January 2000 and was its chief executive officer from August 2003 to December 2007. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005.

         Jed M. Arkin has been a Director of Orckit since August 2001. From January 2000 to April 2007, Mr. Arkin served as Chairman of MadahCom Inc., a manufacturer of digital wireless public alerting systems. MadahCom was acquired by Cooper Industries in April 2007. From March 2005 to April 2007, he has served as a director of Shamir Optical Industries. Since January 2005 he has been a director, and is currently Chairman, of Mosaic Crystals Ltd., a developer of Gallium Nitride semiconductor materials. From 1999 to 2001, he served as General Manager of merchant banking for Oscar Gruss & Son, a New York-based investment bank. From 1995 to 1998, Mr. Arkin served as Vice President of The Challenge Fund, an Israeli venture capital firm. He holds a B.A. from St. John's College in Annapolis, Maryland, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

         Moti Motil has been a Director of Orckit since November 2002. Mr. Motil has served since 1996 as Vice President Finance and an associate of Palmot Ltd., an investment company based in Israel, and has also served since 2006 also as Chief Financial Officer of Gan-Bair Senior Citizen Residence Ltd., a subsidiary of Palmot Ltd. From 1991 until 1996, he served as Chief Financial Officer of the Israeli subsidiary of Jan-Bell Marketing Inc., a retail company. Mr. Motil holds a B.A. degree in economics and accounting from Tel-Aviv University and he is a C.P.A in Israel.

Required Approval

         Pursuant to our articles of association, the affirmative vote of the holders of 66-2/3% of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

                  "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately.

                  RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately.

                  RESOLVED, that Jed M. Arkin be elected to the Board of Directors of the Company, effective immediately.

                  RESOLVED, that Moti Motil be elected to the Board of Directors of the Company, effective immediately."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 2 - Election of Outside Directors

         Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two outside directors. Our articles of association permit us to have up to three outside directors. Our currently serving outside directors are Mr. Moshe Nir and Ms. Miri Gelbman. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination of an outside director, the Company may not appoint such former outside director as a director or employee of the Company or receive professional services from such former outside director for compensation.

         Pursuant to the Companies Law, the outside directors are required to be elected by the shareholders, for up to two three-year terms. Pursuant to a regulation promulgated under the Companies Law, a company listed on the Nasdaq Stock Market may elect as an outside director, for additional terms of up to three years each, a person who has completed two terms of service as an outside director if the company's audit committee and board of directors have resolved that, in light of the person's expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an outside director is in the best interests of the company. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director. Other directors are elected annually.

         Moshe Nir is currently serving his second term as an outside director, which will expire on November 12, 2008. On May 28, 2008, our Audit Committee and Board of Directors resolved to recommend that our shareholders elect Moshe Nir as an outside director for an additional term of three years. The reasons underlying this resolution include Mr. Nir's business experience, which is summarized below, and his knowledge of the Company, its markets and related fields of operations. Especially in light of Mr. Nir's significant contributions to the Company over the past six years in terms of his advice on strategic and financing issues, the Audit Committee and Board of Directors believe that Mr. Nir's continued service as an outside director is in the best interests of the Company.

         At the Meeting, shareholders will be asked to elect Mr. Nir as an outside director for a term of three years, commencing upon the expiration of his present term on November 12, 2008. The shareholders will also be asked to elect Messrs. Yair Shamir and Amiram Levinberg as outside directors, each for a term of three years. Since our articles of association permit us to have only three outside directors, Mr. Levinberg's term will commence on November 12, 2008, when the term of our other existing outside director will expire. Please see Item 3 below for the compensation we propose to pay to the nominees for outside director.

          A brief biography of the nominees is set forth below:

         Moshe Nir has served as a director of Orckit since November 2002. He has also served since 1990 as Founder and CEO of Business Directions Ltd., a privately held distributor of analytic management software. From 1985 to 1990, he served as manager of the economics and control department and member of the Executive Board of Elite Industries Ltd., a publicly traded food manufacturer in Israel. From 1974 to 1985, he held senior financial and control positions with Tempo Breweries and Soft Drinks Ltd., Tadiran Electronics Industries Ltd. and Clal Israel Ltd. He holds a B.A. degree in Economics from Tel Aviv University, and an M.B.A. degree and Post Graduate Diploma in Computer and Information Sciences from the Recanati School of Management, Tel Aviv University.

         Yair Shamir served as a director of Orckit from October 1995 to March 2006. Mr. Shamir has served as the Chairman of the Board of Israel Aerospace Industries since July 2005. He served as the Chairman of the Board of EL-AL Airlines from May 2004 to January 2005. He served as the Chairman of VCON Telecommunications Ltd., an Israeli technology company listed on Le Nouveau Marche in France, from 2001 to 2005. He also served as its Chief Executive Officer from 1998 to 2004. Since April 2000, Mr. Shamir has also served as chairman of Catalyst Investment L.P., an Israeli venture capital firm. From July 1995 through February 1997, Mr. Shamir served as the Executive Vice President of The Challenge Fund LLP, the general partner of the Challenge Fund-Etgar, L.P. From December 1993 to July 1995, he served as the Chief Executive Officer of Elite Food Industries Ltd. Mr. Shamir served as Executive Vice President and general manager of Israel operations of Scitex Corporation Ltd. from February 1988 through December 1994. Mr. Shamir also serves as a director of DSP Group Corporation. He holds a B.Sc. in Electrical Engineering from the Technion and has served on the board of governors of the Technion since 1993. From 1994 to 2006, Mr. Shamir served as an independent director of Mercury Interactive Inc., until it was sold to Hewlett-Packard Company. In May 2007, the Securities and Exchange Commission ("SEC") filed civil fraud charges in federal district court for the Northern District of California against Mercury and four former senior officers of Mercury. The SEC alleges, among other things, that such four officers perpetrated a fraudulent scheme from 1997 to 2005 to award themselves and other employees undisclosed compensation by backdating stock option grants. Mercury has settled the matter, and the case against the four former officers is being litigated. In the course of its investigation, the staff of the SEC has also investigated whether Mercury's independent directors, including Mr. Shamir, knew or should have known about the alleged scheme. In June 2006, the SEC staff, as part of the "Wells" process by which the SEC staff affords the targets of an investigation the opportunity to present their views regarding potential action by the SEC, advised the independent directors of Mercury that the SEC staff is considering recommending that the SEC file a civil enforcement proceeding against each of these directors under applicable provisions of the federal securities laws. The directors responded by filing a Wells submission arguing that they did not violate the federal securities laws, that they did not participate in or know of option backdating, and that the charges under consideration are legally and factually without basis. Recently, the former independent directors of Mercury and the SEC have entered into settlement negotiations. At this time, it is not known whether or not the SEC will decide to file a civil claim against Mr. Shamir. Any such claim, if filed, would be a civil action (as opposed to a criminal action) and is expected to be settled rather than litigated. The foregoing investigation does not involve Orckit in any way.

         Amiram Levinberg co-founded Gilat Satellite Networks Ltd. and has served as a director of Gilat from its inception until April 2004. In July 2005, Mr. Levinberg rejoined Gilat as its Chairman of the Board and Chief Executive Officer. From July 1995 until April 2003, he served as Gilat's President. Until 2002, Mr. Levinberg also served as Gilat's Chief Operations Officer. Until July 1995, he served as Gilat's Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel. He holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion.

Required Approval

         Pursuant to the Companies Law, the election of an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the outside director or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the outstanding voting power in the Company.

Proposed Resolution

         It is proposed that at the Meeting the following resolutions be adopted:

          "RESOLVED, that Moshe Nir be elected to a three-year term as an outside director of the Company, commencing on November 12, 2008.

           RESOLVED, that Yair Shamir be elected to a three-year term as an outside director of the Company, effective immediately.

           RESOLVED, that Amiram Levinberg be elected to a three-year term as an outside director of the Company, commencing on November 12, 2008."

         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.


Item 3 - Compensation of Independent Directors

         At the Meeting, the shareholders will be asked to approve compensation for each of our independent directors who may serve from time to time. We propose to offer the same compensation to our outside directors, whose compensation is governed by the Companies Regulations (Rules for Compensation and Expenses of Outside Directors), 5760-2000 (the "Compensation Regulations"), and our other independent directors. As detailed in Items 1 and 2 above, the current nominees for independent director are Moshe Nir, Yair Shamir, Amiram Levinberg, Moti Motil and Jed Arkin.

         We propose to grant options to purchase up to 60,000 Ordinary Shares, at an exercise price per share equal to the closing price per share of the Ordinary Shares on the Nasdaq Global Market on the last trading day preceding the date of the Meeting. The options would begin to vest upon the commencement of the option holder's new term and will continue to vest, for so long as the option holder continues to serve, over a period of three years, in three equal installments of 20,000 on each of the first, second, and third anniversary of the applicable commencement date. The share options, to the extent vested, would expire at the earlier of seven years from the date of grant or six months from termination of the option holder's service.

         In addition, since a recent amendment to the Compensation Regulations requires that each outside director who is granted share options must also receive at least a specified annual and attendance fee in cash and that the compensation of outside directors not exceed the average compensation of the other independent directors, we also propose to include a cash compensation component. The minimum cash amounts permitted to be paid to our outside directors pursuant to the Compensation Regulations are NIS 45,000 (equivalent to $13,501) per year and NIS 1,590 (equivalent to $477) per meeting.

         In the event that this proposal is not approved at the Meeting, we intend to pay each of our outside directors the maximum cash amount that we are permitted to pay to outside directors under the Compensation Regulations without shareholder approval, namely NIS 115,400 (equivalent to $34,623) per year and NIS 3,470 (equivalent to $1,041) per meeting. In that event, we will also pay the same amounts to each other independent director elected at the Meeting. Accordingly, in the event that Item 2 is not approved at the Meeting, a vote for the election of Mr. Jed Arkin or Mr. Moti Motil under Item 1 will also constitute a vote in favor of paying them this all-cash compensation.

         In addition, as required by a recent amendment to the Compensation Regulations, effective as of March 6, 2008, the date of publication of such amendment, our Board of Directors increased the cash component of our currently serving outside directors to the minimum amounts set forth in the Compensation Regulations, specifically, NIS 45,000 (equivalent to $13,501) per year and NIS 1,590 (equivalent to $477) per meeting. The Compensation Regulations specifically provide that such action may be taken by the board of directors with respect to the compensation of outside directors. The Compensation Regulations also require that the compensation of outside directors not exceed the average compensation of the other independent directors. However, changing the compensation of our other independent directors requires shareholder approval under the Companies Law. Accordingly, at the Meeting, we will ask our shareholders to approve the requisite increase in the cash compensation of Mr. Moti Motil and Mr. Jed Arkin, for the period commencing from March 6, 2008 and ending on the date of the Meeting.

         The currency translations set forth above are based on the representative exchange rate published by the Bank of Israel on May 23, 2008. All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time. In the event that any changes are made from time to time in the future to the compensation terms of the independent directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of the outside directors.

         Under Israeli law, the compensation of directors is required to be approved by our Audit Committee, Board of Directors and shareholders. On May 28, 2008, our Audit Committee and Board of Directors approved these compensation terms, subject to shareholder approval.

Required Approval

         Pursuant to the Companies Law, the approval of director compensation requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter. Pursuant to the Companies Law and the Compensation Regulations, the compensation of an outside director with share options requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the matter or (ii) the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding voting power in the Company.

Proposed Resolution

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the grant to each of Moshe Nir, Yair Shamir, Amiram Levinberg, Moti Motil and Jed Arkin of the share options and cash compensation described in the Proxy Statement relating to the Meeting be approved, subject to such person being elected as a director of the Company at the Meeting, and that the same share options and cash compensation be paid to any other independent directors who may be elected or appointed from time to time in the future, except that the exercise price per share of the share options granted to such other independent directors be equal to the closing price per share of the Ordinary Shares on the Nasdaq Global Market on the last trading day preceding the date of such election or appointment.

         RESOLVED, that the cash compensation of Mr. Moti Motil and Mr. Jed Arkin, for the period commencing on March 6, 2008 and ending on the date of the Meeting, be increased to NIS 45,000 per year and NIS 1,590 per meeting, subject to pro-ration for a partial year and adjustments pursuant to the applicable regulations. "


         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 4 - Approval of the Grant to Eric Paneth and Izhak Tamir of Share Options with Vesting Contingent upon the Company's Generating Significant Revenues or a Change of Control

          Eric Paneth and Izhak Tamir founded Orckit in 1990 and have served as executive officers and directors ever since. In light of our declining revenues over the past few years, our audit committee and board of directors believe that it is the best interests of the Company and its shareholders to offer to each of Mr. Paneth and Mr. Tamir a multi-year incentive plan comprised of a grant of five tranches of 75,000 share options per tranche whose vesting is contingent upon achieving significant levels of revenues or upon a Change of Control transaction (as defined below). The revenue threshold for the first year of the plan (2009) would be set at five times our revenue level for 2007.

         Our revenues for 2005, 2006, and 2007 were $101.2 million, $63.6 million and $9.9 million, respectively. We are continuing to invest resources in the development of our products and the marketing thereof to potential customers in various regions around the world. The market for our products is highly competitive and our products have not received broad acceptance in the market, and there can be no assurance that we will succeed in making significant sales. The revenue thresholds set forth below should not be construed as revenue projections of the Company.

         Under U.S. generally accepted accounting principles, until such time as the performance conditions are satisfied, the Ordinary Shares underlying such options are not treated as being outstanding for purposes of computing our fully diluted earnings per share. The proposed share option grant would be in addition to the salary, bonuses and other benefits payable to each of Mr. Paneth and Mr. Tamir under his existing employment agreement as described in our Annual Report on Form 20-F for the year ended December 31, 2007.

         The proposed terms of the options to be granted to each of Mr. Tamir and Mr. Paneth are as follows:

o the exercise price per share would be equal to the closing price per share of our Ordinary Shares on the Nasdaq Stock Market on the last trading day preceding the date of the Meeting;

o the options would be divided into five annual tranches of 75,000 Ordinary Shares each (for an aggregate of 375,000 over five years) and would vest, for so long as the option holder continues to serve, only if the applicable cumulative revenue thresholds are met, as follows:


                      o        $50 million for 2009

                      o        $130 million for 2009-2010

                      o        $250 million for 2009-2011

                      o        $420 million for 2009-2012

                      o        $600 million for 2009-2015

o the options would have a term expiring six months after the earlier of (i) the date on which our independent auditor delivers to us its signed audit report with respect to our consolidated financial statements for 2016 or (ii) the termination of the option holder's service;

o if the revenue threshold for any period set forth above is met, then the option tranche relating to that period will vest, and any unvested option tranches relating to any previous periods will also vest; and

o notwithstanding the foregoing, if the revenue threshold of the final option tranche is met prior to the end of the applicable period, then that option tranche (and any previous unvested option tranches) will vest (but in any event not before the delivery of the signed audit report with respect to our annual consolidated financial statements with respect to 2013).

          Revenues would be determined in accordance with our audited consolidated financial statements for the applicable years. Such financial statements will be prepared in accordance with U.S. generally accepted accounting principles, and the satisfaction of the condition with respect to revenues would be deemed to be satisfied or not satisfied, as the case may be, on the date on which our independent auditor delivers to us its signed audit report with respect to our annual consolidated financial statements for the applicable year. Our audit committee will be authorized to resolve any questions in the interpretation of the terms of the options that may arise.

         Alternatively, all options would vest if there is a "Change of Control" prior to the expiration of the term of the options. A "Change of Control" would mean (i) a merger, share sale or other transaction or series of transactions in which securities possessing a majority of the voting power of the Company's outstanding securities become "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by a person or persons different from the persons holding those securities immediately prior to such transaction(s) or (ii) the sale, transfer or other disposition of all or substantially all of the Company's consolidated assets or business in one or more transactions.

         The foregoing options proposed to be granted to both Mr. Tamir and Mr. Paneth, if vested and exercised in full, would constitute an aggregate of approximately 0.9% of our Ordinary Shares per year, or an aggregate of 4.4% of our currently outstanding Ordinary Shares for all five option tranches for both Mr. Tamir and Mr. Paneth. These percentages are based on the number of Ordinary Shares outstanding on May 26, 2008, after giving effect to the exercise of such options. The total issuance cannot occur prior to 2014 or a Change of Control.

         Under Israeli law, the compensation of directors is required to be approved by our audit committee, board of directors and shareholders. On May 28, 2008, our Audit Committee and Board of Directors approved these option grants, subject to shareholder approval.

Required Approval

         The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of each resolution.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the multi-year incentive plan of Eric Paneth, comprised of a grant of share options with vesting contingent upon the Company's generating significant revenues or undergoing a Change of Control, on the terms described in the Proxy Statement relating to the Meeting, be approved.

         RESOLVED, that the multi-year incentive plan of Izhak Tamir, comprised of a grant of share options with vesting contingent upon the Company's generating significant revenues or undergoing a Change of Control, on the terms described in the Proxy Statement relating to the Meeting, be approved."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 5 - Approval for Eric Paneth to Serve as Both Chairman and Chief Executive Officer

         According to sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the chairman of the board only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

         Eric Paneth has served as both our Chairman of the Board and Chief Executive Officer since our founding in 1990. At our 2005 general meeting, our shareholders authorized Mr. Paneth to serve in both capacities for a term of three years, and our board of directors believes that it is in the best interest of our company to allow him to continue to do so. Even if this matter is approved at the Meeting, Mr. Paneth's service as Chairman of the Board and as Chief Executive Officer will each continue to be at the pleasure of our board of directors. In addition, if Mr. Paneth is nominated by our board of directors, he will be required to stand for reelection as a director at each annual general meeting of shareholders.

Required Approval

         Approval of this matter will require the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least two-thirds of the shares of non-controlling shareholders voted on the matter are voted in favor of the matter or (ii) the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding voting power in the Company.

Proposed Resolution

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Eric Paneth be authorized to continue to serve as both the Company's Chairman of the Board and Chief Executive Officer for a period of up to three years following the date of this resolution."

         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.


Item 6 - Appointment of Independent Auditors

         At the Meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman, independent certified public accountants in Israel, as our independent auditors until the next annual general meeting of shareholders. Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited. We intend to reappoint Kesselman & Kesselman as the auditor of our owned and controlled subsidiaries, as well. Kesselman & Kesselman are independent in accordance with applicable rules and regulations. A representative of the auditors is expected to be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

         The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act.

Required Approval

         Pursuant to the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

                  "RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the next annual general meeting of shareholders.

                  RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company's independent auditors."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


Item 7 - Consideration of Financial Statements

         Our audited financial statements for the year ended December 31, 2007 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on April 16, 2008. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. No vote is required.


                             By Order of the Board of Directors,

                             Eric Paneth
                             Chairman of the Board and Chief Executive Officer

                             Izhak Tamir
                             President

Dated:  May 29, 2008